Exhibit 99.1

NANOBIOTIX and PharmaEngine Mutually Agree to Conclude Collaboration

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--March 4, 2021--Regulatory News:

NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company’’), a clinical-stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that the Company has reached an agreement with PharmaEngine, Inc. (“PharmaEngine”) to terminate the License and Collaboration agreement that the Company and PharmaEngine entered into in August 2012.

As previously disclosed in the Nanobiotix prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020, in November 2020, Nanobiotix notified PharmaEngine of a material breach of the terms of the License and Collaboration agreement. In a letter dated December 1, 2020, PharmaEngine responded to the Company’s notification of material breach, denying a material breach of the License and Collaboration agreement, and asserting certain material breaches of that agreement by Nanobiotix. After discussion between the two parties, this agreement to terminate the License and Collaboration agreement represents a full resolution of outstanding disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region.

The License and Collaboration agreement provided PharmaEngine exclusive rights to further the development of NBTXR3 in the Asia-Pacific region. While both Nanobiotix and PharmaEngine believe in the potential of NBTXR3 to improve treatment outcomes for patients with cancer, the parties have had disagreements regarding the optimal strategy for development in the Asia-Pacific region. As such, Nanobiotix and PharmaEngine have mutually agreed to discontinue the collaboration.

Pursuant to their Termination and Release agreement, Nanobiotix will retain all rights to the development and commercialization of NBTXR3 in the Asia-Pacific region. PharmaEngine is to receive payments, not to exceed $5 million in total, upon the completion of various administrative steps in connection with the winding-up of the collaboration.

In the future, PharmaEngine will be entitled to receive a payment of $7.5 million upon a second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication, unless the Company announces a collaboration with a new partner for the Asia-Pacific region within 6 months of the effective date of the agreement. If that occurs, PharmaEngine will be entitled to an immediate $2.5 million payment and will be eligible to receive a payment of the remaining $5 million upon such second regulatory approval of an NBTXR3-containing product. The Company has also agreed to pay royalties to PharmaEngine at low-single digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region.

Retention of all rights regarding NBTXR3 will open new near- and long-term possibilities for the Company, and Nanobiotix will evaluate the Asia-Pacific region for potential inclusion in its upcoming global phase III registration trial in head and neck cancer.

About NBTXR3

NBTXR3 is a first-in-class radioenhancer composed of sterile, functionalized, crystalline hafnium oxide nanoparticles. The product candidate is designed to increase the radiotherapy energy deposit inside tumor cells through the nanoparticles’ high atomic number core packaged in the space for interaction with ionizing radiation, and subsequently increase of tumor cell death when compared to radiotherapy alone—without adding toxicity to adjacent healthy tissues. NBTXR3 requires a single, intratumoral administration before the first radiotherapy treatment session, and has the ability to fit into current worldwide standards of radiation care. The primary physical mechanism of action of NBTXR3 activated by radiotherapy could be universal, making it potentially applicable across any solid tumor indication where radiotherapy is a part of standard of care including head and neck, lung, prostate, liver, colorectal, and esophageal cancers. The biological secondary mechanism of action of NBTXR3 activated by radiotherapy has been shown in preclinical studies to prime adaptive immune response, which would potentially bring a new dimension to cancer immunotherapies.

About NANOBIOTIX: www.nanobiotix.com

Incorporated in 2003, Nanobiotix is a clinical-stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases.

The Nanobiotix philosophy is rooted in bringing highly effective, generalized solutions to address unmet medical needs and challenges.

The Company’s first-in-class, proprietary lead technology, NBTXR3, is being evaluated in an expansive global development program both as a single agent activated by radiotherapy and in combination with other anti-cancer therapies including chemotherapy and immune checkpoint inhibitors.

Nanobiotix is listed on the regulated market of Euronext in Paris (Euronext: NANO / ISIN: FR0011341205; Bloomberg: NANO: FP) and on the Nasdaq Global Select Market (Nasdaq: NBTX). The Company’s headquarters are in Paris, France, with a U.S. affiliate in Cambridge, MA, and European affiliates in France, Spain and Germany.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the challenges associated with developing NBTXR3 in the Asia-Pacific region or identifying a suitable collaboration partner for such development activities, the risk that subsequent studies and clinical trials may not generate favorable data notwithstanding positive preclinical result and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in our prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020 under the caption “Risk Factors” and those set forth in the universal registration document of Nanobiotix registered with the French Financial Markets Authority (Autorité des Marchés Financiers) under number R.20-010 on May 12, 2020 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
France – Ulysse Communication
Pierre-Louis Germain
+33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Stefanie Tuck
+1 (917) 390-1394
Stefanie.tuck@porternovelli.com